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EXHIBIT (a)(1)(I)

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated May 21, 2001 and the related Letter of Transmittal (and any amendments or supplements thereto) and is being made to all holders of Shares (as defined below). Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Greenhill & Co., LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Managers") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock
of
 Digital Island, Inc.
at
 $3.40 Net Per Share
by
 Dali Acquisition Corp.
a wholly owned subsidiary of
 Cable and Wireless plc

    Dali Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Cable and Wireless plc, a public limited company incorporated under the laws of England and Wales ("Cable & Wireless"), is offering to purchase all the issued and outstanding shares of common stock, par value $0.001 per share ("Shares"), of Digital Island, Inc., a Delaware corporation (the "Company"), for $3.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated May 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). After commencement, but prior to consummation, of the Offer, Cable & Wireless intends to transfer its ownership of all of the shares of Purchaser to Cable & Wireless USA, Inc., a Delaware corporation and a wholly owned subsidiary of Cable & Wireless ("Cable & Wireless USA"). Following the Offer, Purchaser intends to effect the Merger described below.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 18, 2001, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by Cable & Wireless and its direct and indirect wholly owned subsidiaries, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any outstanding convertible securities or upon the exercise of any outstanding options or warrants which are vested as of the date of the Merger Agreement (as defined below) or are capable of vesting during the ninety (90) day period following the consummation of the Offer and have an exercise price of $10.00 per Share or less) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

amended, the U.K. Fair Trading Act of 1973, the appropriate provisions of the E.C. Merger Regulation 4064/89 or any other applicable foreign antitrust law, having expired or been terminated prior to the expiration of the Offer. The Offer also is subject to certain other conditions contained in the Offer to Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, which set forth in full the conditions to the Offer.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 14, 2001 (the "Merger Agreement") by and among Cable & Wireless, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver, of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company, which will continue as the surviving corporation (the "Surviving Corporation"), will become an indirect wholly owned subsidiary of Cable & Wireless. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Cable & Wireless, Cable & Wireless USA or any direct or indirect wholly owned subsidiary of Cable & Wireless or of the Company, and other than Shares held by stockholders who are entitled to and shall have properly exercised appraisal rights under the DGCL) shall be canceled and converted automatically into the right to receive $3.40 per Share (or any greater amount per Share paid pursuant to the Offer) in cash, without interest.

    The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interest of, the Company and the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and has resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) pursuant to the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed (or a manually signed facsimile thereof), with any required signature guarantees, in the case of a book-entry transfer, or an Agent's Message (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

    Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement and subject to the applicable rules of the United States Securities and Exchange Commission), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the conditions to the Offer specified in "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, and thereby delay acceptance for payment of, and payment for, any Shares. In lieu of an extension, the Purchaser may elect to provide for a "subsequent offering period" within the meaning of Rule 14d-11 of the

General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Purchaser shall give oral or written notice of such extension or subsequent offering to the Depositary. Any such extension or subsequent offering will be followed as promptly as practicable by public announcement thereof and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. During a subsequent offering period, stockholders would not be able to withdraw Shares previously tendered in the Offer and stockholders would not be able to withdraw Shares tendered during the subsequent offering period.

    Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Monday, June 18, 2001 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) (the "Expiration Date") and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 19, 2001. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

    The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listings.

    The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

    Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent or either of the Dealer Managers at their respective addresses and telephone numbers listed below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent, the Depositary and the Dealer Managers) for soliciting tenders of Shares pursuant to the Offer.

    The Information Agent for the Offer is:

    MalCon Proxy Advisors, Inc.
    130 William Street
    New York, New York 10038
    email: info@malconproxy.com
    Banks and Brokers Call Collect: (212) 619-4565
    All Others Call Toll Free: (800) 475-9320

    The Dealer Managers for the Offer are:

    Greenhill
    300 Park Avenue
    New York, New York 10022
    Call Toll Free: (866) 211-8609
    Call Collect: (212) 389-1799

    Merrill Lynch & Co.
    Four World Financial Center
    New York, New York 10080
    Call Collect: (212) 236-3790

May 21, 2001

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EXHIBIT (a)(1)(I)